CAPRIUS, INC.



                                       May 5, 2005

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         RE:  CAPRIUS, INC. FORM SB-2 (FILE NO. 333-124096)
              ---------------------------------------------

Ladies and Gentlemen:

     Caprius, Inc. (the "Company") hereby requests an acceleration of the effective date of the above-captioned registration statement to May 10, 2005, at 9:30am, or as soon thereafter or as may be practicable.

     We acknowledge that a declaration by the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, that the filing is effective does not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the filing. We understand that we may not assert staff comments to the registration statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We have reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement, and we believe we are in compliance with those Rules.

     Thank you for your consideration of this request. Should you have any questions or require additional information, please contact the undersigned or our counsel, Bruce Rich, of Thelen Reid & Priest LLP at (212) 603-6780.

                                       Sincerely,



                                       /s/ Jonathan Joels
                                       ----------------------------
                                       Jonathan Joels,
                                       Chief Financial Officer